Executive Summary

Introduction to the "Super-App"

The concept of the "Super-App" is new to the North American market. It came into popularity beginning in the APAC and EMEA markets via products like "WeChat" DiDi and "Grab," combining fintech, retail, delivery, and ridesharing services. These Super-Apps are each worth billions of USD and are still growing in their respective markets. Halen Technologies believes that it's time for North America to enjoy similar ease of use and has built the Halen Super-App for our markets.

$1.5 Trillion Market Integration

That's how much the North American app marketplace is valued for rideshare, food and delivery service, and hospitality services. Due to pandemic circumstances, and because of our changing habits in our lives, Halen has identified a strong opportunity to address user and vendor concerns by creating an "all-in-one" ecosystem, optimizing user experiences with greater ease of use.

The Halen super-app concept was crafted by Halen Technologies CEO Edward Mbeche. As a serial entrepreneur with decades of experience in the hospitality sector, Mbeche has put together a world-class team of engineers, web developers, media specialists, and business advisors to create North America's first Super-App.

User Proposition

Many mobile apps attempt to address the same problem users experience, and to a degree, they're successful. However, as more users integrate mobile food and delivery services, ridesharing and seeking hospitality services into their lives via mobile devices, oftentimes users experience security, payment, and synchronization frustrations.

Halen was created to address widespread app-industry frustrations from users and vendors relating to multiple application data synchronicity and feature accessibility. We realized that in support of optimizing ease of use for app users, it made sense to also include predictive analytics and machine learning algorithms in Halen's DNA. Predictive modeling is a means of identifying future outcomes via data modeling. The

Halen super-app has been built to analyze patterns and trends of riders, drivers, delivery teams and shoppers. Via machine learning, our super-app will constantly improve user experiences. The more a user engages the Halen app for products and services, the more seamless Halen will integrate into our plans, optimizing our busy lives and schedules. Our algorithms and analytics packages will be used to determine customer, driver and delivery trends and preferences, as well as opening the opportunity for vendors to offer cross-selling opportunities.

Community Proposition

While Halen seeks to end user and driver synchronicity frustrations with one consistent system of service and support, the Halen model also sets itself apart via engaging investors and the community via the Halen franchise business model. In support of our diverse communities, Halen recognizes that providing quality services to customers means that a one-solution approach may not successfully address the needs of various consumers and vendors. As such, Halen will set up franchises (one per county) in communities around the country. A home office will be established by a trusted and respected member of each franchisee community, where customer service will be available for clients and drivers, as well as the merchants servicing that community. We believe that the best way to serve a community is to become a part of that community. The Halen franchise model will not only offset corporate expenditures via franchise fees and marketing budgets but will also spearhead community initiatives such as food drives, walks for charity, and other local events.

The Halen super-app is the evolution of the mobile delivery industry, and Halen's franchise business model will put us at the forefront of that movement. As users and vendors adapt to this changing world via faster and more convenient shopping, rideshare and hospitality services, Halen will provide an easy-to-use platform for riders, buyers, drivers, and delivery teams to optimize their lives in a personal and supportive way.

Business Model

Halen is a peer-to-peer super app; a platform serving users and drivers with a franchise based full service, consolidated multi-channel rideshare, delivery and travel bookings. Halen makes money by collecting fees from the platform's gross bookings and franchise fees.

We're Halen, providing comfort and convenience in your moving world.